UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-13305

A. Full title of the plan and address of the plan, if different from that of the issuer named below:
WATSON PHARMACEUTICALS, INC.
401(K) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WATSON PHARMACEUTICALS, INC.
311 Bonnie Circle
Corona, CA 92880

Watson Pharmaceuticals, Inc.
401(k) Plan

*	All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and the Employee Benefit Plans Committee
for the Watson Pharmaceuticals, Inc. 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Watson Pharmaceutical, Inc. 401(k) Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for each of the years in the two year period ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for each of the years in the two year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Moss Adams LLP
Irvine, CA
June 23, 2009

Watson Pharmaceuticals, Inc.
401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets
Investments
Investments, at fair value	$172,110,994	$209,286,512
Loans to participants	5,612,479	5,790,771

Total investments	177,723,473	215,077,283

Contributions receivable
Company	1,093,690	808,355
Participant	734,414	568,886

Total contributions receivable	1,828,104	1,377,241

Net assets available for benefits at fair value	179,551,577	216,454,524

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	606,062	(274,427)

Net assets available for benefits	$180,157,639	$216,180,097

See accompanying Notes to Financial Statements.

Watson Pharmaceuticals, Inc.
401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007
Additions to net assets
Investment (losses) income
Interest, dividend and other income	$7,691,208	$11,763,573
Net (depreciation) appreciation in fair value of investments	(58,661,511)	2,529,004

Total investment (losses) income	(50,970,303)	14,292,577

Contributions
Company	10,881,380	8,647,901
Participant	22,184,373	21,408,145
Rollover	2,256,467	7,007,951

Total contributions	35,322,220	37,063,997

Total (decrease) increase to additions to net assets	(15,648,083)	51,356,574

Deductions from net assets
Benefits paid to participants	(20,123,563)	(23,966,533)
Deemed distributions	(24,968)	(4,316)
Refund of excess contribution	(515)	(3,151)
Administrative expenses	(225,329)	(201,804)

Total deductions from net assets	(20,374,375)	(24,175,804)

Net (decrease) increase to net assets	(36,022,458)	27,180,770

Net assets available for benefits
Beginning of year	216,180,097	188,999,327

End of year	$180,157,639	$216,180,097

See accompanying Notes to Financial Statements.

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
1.	Description of Plan

The following description of the Watson Pharmaceuticals, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was adopted by Watson Pharmaceuticals, Inc., and certain subsidiaries (collectively, the “Company”) on January 1, 1988. The Plan is a defined contribution plan covering substantially all United States based employees of the Company who have met certain eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is administered by the Employee Benefit Plans Committee of Watson Pharmaceuticals, Inc. (the “Plans Committee”).

The Plan is intended to be a qualified defined contribution plan, which satisfies the requirements of Section 401(k) of the Internal Revenue Code, as amended (the “IRC”). Under the IRC, participants are not liable for federal income taxes on employee contributions, Company contributions or Plan earnings thereon until such time as they are partially or completely withdrawn from the Plan.

Effective April 1, 2005, the Plan trustee and custodian is Vanguard Fiduciary Trust Company and its record-keeper is The Vanguard Group, Inc.

Vesting

Participant contributions and related earnings are fully vested immediately. Effective January 1, 2008, participants are 50% vested in Company matching contributions after one year and 100% vested after two years. Effective January 1, 2006 but prior to January 1, 2008, participants vested in Company matching contributions at a rate per year of 33%, 33% and 34%. Benefits attributable to each participant will become fully vested in all accounts in the event of death, disability, normal retirement at age 65, or the complete or partial termination of the Plan.

Contributions

Effective January 1, 2006, the Company made changes that allow participants to contribute up to 50% of his or her eligible pay up to the Internal Revenue Service (“IRS”) limit. In addition, the Company has eliminated the requirement that eligible employees must be age 21 before they can begin participating in the Plan. Participants may also make rollover contributions from all other qualified plans.

Effective January 1, 2008, the Plan included a safe harbor feature. Automatic enrollment at 3% of eligible compensation was expanded for employees hired prior to November 1, 2004 (the automatic enrollment feature effective date) who had not previously contributed to the plan, eligible employees who were employed by Andrx Corporation (“Andrx”) immediately before the merger between Watson and Andrx but who have not previously contributed to the Plan and eligible employees hired on or after January 1, 2008. Deferral rates for these participants will automatically increase by 1% of eligible compensation annually beginning on the first day of the pay period that begins on or immediately after the anniversary of their Plan entry date up to 6%.

Also, effective January 1, 2008, the Company contributes 100% on the first 2% and 50% on the next 4% of total eligible compensation that a participant contributes to the Plan. Prior to January 1,

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
2008, the Company contributed 50% of the first 8% of total eligible compensation that a participant contributed to the Plan. In addition to these matching contributions, the Company may elect to make discretionary profit sharing contributions. The Company did not make any discretionary profit sharing contributions during the years ended December 31, 2008 and 2007.

Participant Accounts

Each participant’s account is credited with (a) participant contributions, (b) Company matching contributions, (c) discretionary profit-sharing contributions, if any, and (d) an allocation of investment earnings, losses, or expenses thereon to the participant’s account in the same proportion as the participant’s beginning account balance invested in the fund (as defined in the Plan) in relation to the total fund balance. Loan interest is credited to the investment funds of the participant making the payment. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their accounts. Changes to these investment elections are allowed at any time.

Investment Options

The investment fund options for the years ended December 31, 2008 and 2007 consist of various registered investment company mutual funds and a Company stock fund, which are generally described below:

T. Rowe Price Mid-Cap Growth Fund

The fund normally invests at least 80% of its assets in a diversified portfolio of common stocks of mid-capitalization companies that offer the potential for above average earnings growth.

Vanguard Retirement Savings Trust

The trust normally invests in high quality fixed income securities with financial backing from insurance companies and banks that enable it to maintain a constant $1 per share net asset value.

PIMCO Total Return Fund

The fund normally invests in bonds maintaining an average duration ranging between three to six years.

Vanguard Target Retirement 2050 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2050.

Vanguard Target Retirement 2045 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2045.

Vanguard Target Retirement 2040 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2040.

Vanguard Target Retirement 2035 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2035.

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
Vanguard Target Retirement 2030 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2030.

Vanguard Target Retirement 2025 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2025.

Vanguard Target Retirement 2020 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2020.

Vanguard Target Retirement 2015 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2015.

Vanguard Target Retirement 2010 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2010.

Vanguard Target Retirement 2005 Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2005.

Vanguard Target Retirement Income Fund

The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement.

Vanguard Windsor II Fund

The fund normally invests in a diversified group of out-of-favor stocks of large capitalization companies. It is managed by five advisors, each of whom runs its portion of the fund independently.

Vanguard 500 Index Fund

The fund employs a “passive management” or indexing-investment approach designed to track the performance of the Standard & Poor’s 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies.

Vanguard Morgan Growth Fund

The fund invests primarily in stocks of large and medium-sized companies that have strong records of growth in sales and earnings or that have performed well during certain market cycles. The fund also invests in stocks of smaller companies that offer good prospects for growth.

Artisan Mid Cap Value Fund

The fund normally invests in a diversified portfolio of stocks of medium-sized U.S. companies that Artisan considers to be undervalued, in solid financial condition, and to provide a controlled level of risk.

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
Vanguard Mid-Cap Index Fund

The fund employs a “passive management”- or indexing-investment approach designed to track the performance of the MSCI US Mid Cap 450 Index, a broadly diversified index of stocks of medium-size U.S. companies.

American Aadvantage Small Cap Value Fund (previously known as)/ American Beacon Small Cap Value Fund

The fund normally invests at least 80% of its assets in equity securities of small market capitalization U.S. companies.

Vanguard Explorer Fund

The fund normally invests in the stocks of smaller companies. These companies are considered by the advisors to have above average prospects for growth, but often provide little or no dividend income.

T. Rowe Price Small-Cap Stock (Advisor Class) Fund

The fund normally invests at least 80% of total assets in the stocks of small companies — those with market capitalizations that fall within the range of companies in the Russell 2000 Index, a widely used benchmark for small cap stock performance.

American Funds EuroPacific Growth Fund

The fund normally invests at least 80% of total assets in securities of issuers located in Europe and the Pacific Basin.

Company Stock Fund

The fund invests in shares of Watson Pharmaceuticals, Inc. common stock (“Company common stock”).

Participant Loans

Participants may borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Each loan is collateralized by the participant’s vested account balance and bears interest commensurate with local prevailing rates as determined by the Plans Committee. Repayment of principal and interest is provided by uniform payroll deductions over a period of up to five years for all loans unless loan proceeds were used to purchase a primary residence. The period for repayment of loans used for purchase of a primary residence have a maximum repayment term of 15 years.

Payment of Benefits

Upon termination of service due to separation from the Company (including death, disability, or retirement), a participant will receive the value of the participant’s vested interest in his or her account in a lump-sum amount or in certain cases, the participant may have the payment transferred to an IRA or another employer qualified plan, or prior to April 2002, the participant may elect to purchase a commercially insured annuity contract for the life of the participant. To the extent an account is vested in the Company Stock Fund, payment of all or part of that amount may be made in shares of Company common stock. Withdrawals are also permitted for financial hardship, which is determined pursuant to the provisions of the IRC, or, for a participant’s vested account balance after age 59 1/2. Effective January 1, 2006, the Company also deleted two restrictions on service withdrawals; eliminating the four-withdrawals-per year annual limit and the

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
minimum $500 withdrawal requirement. Lastly, the Company will allow hardship withdrawals for the following additional IRS events: funeral or burial expenses relating to the death of participant’s spouse, child, parent, or other eligible dependents as defined by the IRS and for payments relating to the repair of participant’s principal residence due to certain catastrophic events.

Forfeitures

Forfeitures may be used to defray the reasonable costs and expenses of administering the Plan. Any forfeiture in excess of those used to defray costs and expenses shall be used to reduce Company matching contributions and profit sharing contributions, if any. Approximately $201,000 and $188,000 of forfeited nonvested accounts were used to reduce administrative expenses in 2008 and 2007, respectively. At December 31, 2008 and 2007, forfeited nonvested accounts totaled approximately $80,000 and $55,000, respectively.

Administrative Expenses

To the extent permissible by applicable Department of Labor guidance, all expenses of administering the Plan are paid by the Plan, unless paid by the Company. Professional fees incurred in connection with the Plan’s annual compliance with ERISA and the Securities and Exchange Commission Rules and Regulations are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the net assets of the Plan will be allocated among the participants or their beneficiaries, after payment of any expenses properly chargeable to the Plan, in accordance with the provisions of ERISA.

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Revenues are recorded as earned, benefits paid to participants are recorded when paid and all other expenses are recorded as incurred.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of investment securities. Investment securities are exposed to various risks including interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investment contacts are carried at contract value, with adjustments from fair value to contact value provided on the statement of net assets available for benefits. All other investments are carried at fair value. If available, quoted market prices are used to value investments. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Shares of registered investment company mutual funds are valued at the net asset value of shares held by the Plan at year end. Units held in common collective trusts are valued at the unit value as reported by the investment manager using the audited financial statements of the trusts at year end. Participant loans are valued at the unpaid principal amount of the loan, which approximates fair value.

As described in Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) Nos. AAG INV-1 and Statement of Position 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (“FSP AAG and SOP 94-4-1”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit—responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. FSP AAG and SOP 94-4-1 requires the statements of net assets available for benefits to present the fair value of the investments, as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment from fair value to contract value.

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
The statement of changes in net assets available for benefits is prepared on a contract value basis. We adopted FSP AAG and SOP 94-4-1 during 2006.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and deprecation of those investments.

Payment of Benefits

Payments to participants are recorded when paid.

New Accounting Pronouncement

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair-Value Measurements” (“SFAS 157”) which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair-value measurements. The Plan adopted SFAS 157 effective January 1, 2008 for all financial assets and liabilities and any other assets and liabilities that are recognized or disclosed at fair value on a recurring basis. The adoption of SFAS 157 has not had a material impact on the Plan’s statement of net assets available for benefits or statement of changes in net assets available for benefits (see Note 6 Fair Value Measurement).

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31,:

	2008	2007
Vanguard Retirement Savings Trust	$46,967,732	$35,994,427
Vanguard 500 Index Fund	15,664,309	24,817,517
T. Rowe Price Mid-Cap Growth Fund — Advisor Class	11,487,844	20,485,542
American Funds Euro Pacific Growth Fund; R-4 Shares	10,246,087	17,592,222
PIMCO Funds	20,750,950	17,079,485
Vanguard Morgan Growth Fund	*	12,143,475

*	Investment was less than 5% of the Plan’s net assets at year-end.

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
For the years ended December 31, 2008 and 2007, the Plan’s investments (including realized gains and losses on investments bought and sold and unrealized appreciation and depreciation on investments held during the year) increased (decreased) in fair value as follows:

	2008	2007
Mutual funds and common collective trusts	$(58,527,001)	$2,292,971
Company common stock	(134,510)	236,033

Net (depreciation) appreciation in fair value of investments	$(58,661,511)	$2,529,004

Investment Contracts

The Vanguard Retirement Savings Trust (the “Savings Trust”) is designed to provide preservation of capital and returns that are consistent regardless of stock and bond market volatility. The Savings Trust seeks to earn a high level of income consistent with those objectives. The Savings Trust holds guaranteed investment contracts which typically have a fixed maturity. Each contract contains a provision that the issuer will, if required, repay principal at the stated contract value for the purpose of paying benefit payments (fully benefit-responsive). In accordance with FSP AAG and SOP 94-4-1, the Trust is presented at fair value on the statements of net assets available for benefits. The adjustment from fair value to contract value is based on the contract value as reported by Vanguard Fiduciary Trust Company (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses).

4.	Related-Party Transactions

For the period January 1, 2007 through December 31, 2008, the plan assets include investments in funds managed by The Vanguard Group, Inc., and Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company acts as the Plan’s trustee and custodian and, therefore these transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules under ERISA.

The Plan paid $108,000 and $65,000 to Vanguard Fiduciary Trust Company in fees and expenses for the years ended December 31, 2008 and 2007, respectively. Broker commission fees for the Watson Stock Fund transactions are paid by those participants who authorized the transactions. Expenses for administering the Watson Stock Fund are paid directly by the Company.

The Plan held Company common stock with fair values of $5,244,000 and $4, 840,000 at December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, 197,372 and 178,335 shares of common stock of the Company are included in the Company Stock Fund, respectively. The Plan made purchases and sales of the Company Stock Fund during 2008 and 2007.

5.	Tax Status

The IRS has determined and informed the Company by letter dated June 24, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC.

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
The Plan has been amended since receiving the determination letter, and the Company believes the Plan continues to be operated in compliance with the applicable requirements of the IRC. Accordingly, the Company believes that the Plan is qualified and the related trust is tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Fair Value Measurement

In September 2006, the FASB issued SFAS 157 which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The Plan adopted SFAS 157 effective January 1, 2008 for all financial assets and liabilities and any other assets and liabilities that are recognized or disclosed at fair value on a recurring basis. Although the adoption of SFAS 157 did not materially impact the Company’s financial condition, results of operations or cash flows, we are required to provide additional disclosures within our financial statements.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer the liability (an exit price) in an orderly transaction between market participants and also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy within SFAS 157 distinguishes three levels of inputs that may be utilized when measuring fair value including level 1 inputs (using quoted prices in active markets for identical assets or liabilities), level 2 inputs (using inputs other than level 1 prices such as quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability) and level 3 inputs (unobservable inputs supported by little or no market activity based on our own assumptions used to measure assets and liabilities). A financial asset or liability’s classification within the above hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

Financial assets and liabilities measured at fair value or disclosed at fair value on a recurring basis as at December 31, 2008 consisted of the following (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements as at December 31, 2008 Using:
	Total	Level 1	Level 2	Level 3
Investments	$172,110,994	$125,749,324	$46,361,670	$—
Loans to participants	5,612,479	—	—	5,612,479
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

		Purchases, Sales,
	Beginning Fair	Issuances and
	Value	Settlements, Net	Ending Fair Value
Loans to participants	$5,790,771	$(178,292)	$5,612,479

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
Level 1 investments consist of public investment securities in Bond and Stock Mutual Funds and in the Watson Pharmaceuticals, Inc. Common Stock Fund for which market prices are readily available. Level 2 investments consist of public investment securities in Common and Collective Investment Trusts which are valued based on quotes on a private market that is not active, however, the unit price is based on underlying investments which are traded on an active market. Level 3 loans to participants are valued at cost plus accrued interest, which approximates fair value.

Watson Pharmaceuticals, Inc.
401(k) Plan
EIN: 95-3872914 PN:001
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

	Identity of issuer,
	borrower, lessor or	Description of investment including maturity date, rate of
	similar party	interest, collateral, par or maturity value	Cost **	Current Value
(a)	(b)	(c)	(d)	(e)
Common stock:
*	Watson Pharmaceuticals, Inc.	Company Stock Fund		$5,244,179

Mutual funds:
	Bond funds:
	PIMCO	PIMCO Funds: Total Return Funds		20,750,950

	Stock funds:
	American	American Aadvantage Small Cap Value Fund - PlanAhead Class		4,205,932
	American	American Funds Euro Pacific Growth Fund; R-4 Shares		10,246,087
	Artisan	Artisan Mid Cap Value Fund: Investor Shares		6,712,397
	T. Rowe	T. Rowe Price Mid-Cap Growth Fund, Inc: Advisor Class		11,487,844
	T. Rowe	T. Rowe Small-Cap Growth Fund-Advisor Class		4,805,594
*	Vanguard	Vanguard 500 Index Fund - Investor Shares		15,664,309
*	Vanguard	Vanguard Explorer Fund		941,519
*	Vanguard	Vanguard Mid-Cap Index Fund		4,369,016
*	Vanguard	Vanguard Morgan Growth Fund Investor Shares		6,949,312
*	Vanguard	Vanguard Target Retirement 2005 Fund		2,032,077
*	Vanguard	Vanguard Target Retirement 2010 Fund		1,267,368
*	Vanguard	Vanguard Target Retirement 2015 Fund		6,433,916
*	Vanguard	Vanguard Target Retirement 2020 Fund		2,806,980
*	Vanguard	Vanguard Target Retirement 2025 Fund		6,959,477
*	Vanguard	Vanguard Target Retirement 2030 Fund		1,755,193
*	Vanguard	Vanguard Target Retirement 2035 Fund		4,581,502
*	Vanguard	Vanguard Target Retirement 2040 Fund		1,257,764
*	Vanguard	Vanguard Target Retirement 2045 Fund		2,260,235
*	Vanguard	Vanguard Target Retirement 2050 Fund		405,433
*	Vanguard	Vanguard Target Retirement Income		1,303,309
*	Vanguard	Vanguard Windsor II Fund - Investor Shares		3,308,931

				120,505,145

Common and collective trusts:
*	Vanguard	Vanguard Retirement Savings Trust	***	46,967,732

Other:
*	Participant Loans	Varying maturity dates, interest ranging from 5% to 10.5% per annum		5,612,479

				$178,329,535

*	Party-in-interest for which a statutory exemption exists.

**	Cost information may be omitted with respect to participant directed investments.

***	At contract value which is greater than fair value by $606,062.
Under ERISA, an asset held for investment purposes is any amount held by the Plan on the last day of the Plan’s fiscal year.

Watson Pharmaceuticals, Inc.
401(k) Plan
Signatures
The Plan
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Watson Pharmaceuticals, Inc. 401(k) Plan
By:	WATSON PHARMACEUTICALS, INC. as plan administrator

By:	/s/ Clare Carmichael

Clare Carmichael
Chairperson, Employee Benefit Plans Committee
Dated: June 26, 2009

Watson Pharmaceuticals, Inc.
401(k) Plan
Index to Exhibits

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm